

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2013

<u>Via E-mail</u>
Mr. Emil Hensel
Chief Financial Officer
Cross Country Healthcare, Inc.
6551 Park of Commerce Blvd
Boca Raton, FL 33487

> **Re: Cross Country Healthcare, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 000-33169**

Dear Mr. Hensel:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.   Please describe how cash flows from discontinued operations were reported in the cash flow statements and quantify cash flows from such operations if it is not separately disclosed.

Financial Statements

Revenue Recognition, page F-12

2.   Please clarify in your policy note whether you report revenues from physician staffing services and education and training services on a gross or net basis, and advise us. With respect to each type of revenue, please explain to us the basis for your reporting policies including an explanation of your consideration of the indicators of gross revenue reporting and the indicators of net revenue reporting found in ASC 605-45-45.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director